SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)


                       Ashanti Goldfields Company Limited
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                Ordinary Shares
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   043743202
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                               February 22, 1996
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     [ ]    Rule 13d-1(b)
     [ ]    Rule 13d-1(c)
     [X]    Rule 13d-1(d)

CUSIP No. 043743202                    13G

-------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Lonmin Plc (F/K/A Lonrho Plc)
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
   3.    SEC USE ONLY


-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
-------------------------------------------------------------------------------
                               5.     SOLE VOTING POWER        -36,000,000-

                              -------------------------------------------------
NUMBER OF SHARES               6.     SHARED VOTING POWER               -0-
BENEFICIALLY OWNED
BY EACH REPORTING             -------------------------------------------------
PERSON WITH                    7.     SOLE DISPOSITIVE POWER   -36,000,000-

                              -------------------------------------------------
                               8.     SHARED DISPOSITIVE POWER          -0-

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -36,000,000-
-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         40.3%
-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         CO
-------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:

     Ashanti Goldfields Company Limited


Item 1(b).  Address of Issuer's Principal Executive Offices:

Gold House,
Patrice Lumumba Road,
Roman Ridge,
Accra
Ghana


Item 2(a).  Name of Person Filing:

     Lonmin Plc (F/K/A Lonrho Plc).


Item 2(b).  Address of Principal Business Office or, if None, Residence:

     4 Grosvenor Place,
     London, SW1X 7YL


Item 2(c).  Citizenship:

     Lonmin Plc is organized under the laws of England and Wales.


Item 2(d).  Title of Class of Securities:

     This statement relates to the Issuer's ordinary shares, no par value (the "Ordinary Shares").

Item 2(e).  CUSIP Number:

     043743202


Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether the Person Filing is a:

        (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;
        (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;
        (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;
        (d) [ ] Investment company registered under Section 8 of the Investment Company Act;
        (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
        (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.  Ownership:

     Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

     As of February 22, 1996:

     (a)  Amount beneficially owned:   -36,000,000-
                                      ------------------------------------------

     (b)  Percent of class:   40.3%
                             ---------------------------------------------------

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote     -36,000,000-
                                                          ----------------------

          (ii)  Shared power to vote or to direct the vote   -0-
                                                            --------------------

          (iii) Sole power to dispose or to direct the disposition  -36,000,000-
                                                                   -------------

          (iv)  Shared power to dispose or to direct the disposition of      -0-
                                                                         -------

Prior to the registration with the Securities and Exchange Commission on February 22, 1996, of Ashanti Goldfields Company Limited's Ordinary Shares following its February 21, 1996 New York Stock Exchange Listing, Lonmin Plc, as a foreign company, had no reporting obligations under the United States securities laws. It was therefore an oversight that this Schedule 13G was not submitted by February 14, 1997 as prescribed.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     Not applicable.

Item 8. Identification and Classification of Members of the Group:

     Not applicable.

Item 9. Notice of Dissolution of Group:

     Not applicable.

Item 10. Certifications:

     Not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date: July 12, 2002

                                             LONMIN PLC


                                             By:  /s/ John N. Robinson
                                                --------------------------------
                                                Name:  John N. Robinson
                                                Title: Finance Director